    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HALLADOR ENERGY COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

David C. Hardie

940 Southwood Blvd., Suite 201

Incline Village, NV 89451

(775) 548-1730

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092 20 5

1.	Names of Reporting Persons. Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	1,758,212
	8. Shared Voting Power.	0
	9. Sole Dispositive Power	1,758,212
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,758,212
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	6.01%(2)
14.	Type of Reporting Person (See Instructions)	OO(1)

(1) Limited Liability Company

(2) Based on 29,251,000 shares of common stock issued and outstanding as of May 6, 2016.

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,758,212
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,758,212
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,758,212
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	6.01%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 29,251,000 shares of common stock issued and outstanding as of May 6, 2016.

1.	Names of Reporting Persons. Hallador Management LLC (1) I.R.S. Identification Nos. of above persons (entities only).	20-1064813
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,758,212
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,758,212
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,758,212
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	6.01%(2)
14.	Type of Reporting Person (See Instructions)	OO(3)

(1) Formerly Silvertip Management LLC, which merged with Dale Management LLC and changed its name to Hallador Management LLC on January 1, 2013.

(2) Based on 29,251,000 shares of common stock issued and outstanding as of May 6, 2016.

(3) Limited Liability Company

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	139,089
	8. Shared Voting Power	1,758,212
	9. Sole Dispositive Power	139,089
	10. Shared Dispositive Power	1,758,212
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,897,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	6.49%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 29,251,000 shares of common stock issued and outstanding as of May 6, 2016.

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D amends and supplements Amendment No. 6 to Schedule 13D filed on March 20, 2014. This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Energy Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms not defined herein this Amendment No. 7 have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

a.	Name of Person Filing:

(i)

Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware (“HAAF”).  HAAF is a private equity investment fund directed or controlled by its managing members, Hallador Management LLC and David C. Hardie.

(ii)	Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”). HIA advises the Hallador Cash Fund, HAAF and Hallador Balanced Fund LLC. HIA is the investment advisor to HAAF and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iii)

Hallador Management LLC, a limited liability company organized under the laws of the state of Delaware (“Hallador Management”) and formerly known as Silvertip Management LLC (“Silvertip”).  On January 1, 2013, Silvertip merged with Dale Management LLC and was renamed Hallador Management LLC.  Hallador Management is a Managing Member and General Partner of HAAF and as such, has voting and dispositive power with respect to the investments of HAAF.

(iv)	David C. Hardie is a United States citizen. He is President of HIA and Managing Member of HAAF and Hallador Management. Mr. Hardie is also a member of the Board of Directors of the Issuer. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family.

b.	Residence or Business Address:

(i)	The address of Hallador Alternative Assets Fund is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.

(ii)	The address of HIA is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.

(iii)	The address of Hallador Management is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.

(iv)	The address of Mr. David Hardie is 940 Southwood Blvd., Suite 201, Incline Village, NV 89451.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.	None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an agreement entered into by and among David Hardie and certain related parties on July 28, 2015, 1,422,101 shares of HNRG common stock held by Hallador Alternative Asset Fund ("HAAF") were distributed to beneficial owners of HAAF for purposes of changing the form of beneficial ownership of such holders. The pecuniary interest of David Hardie did not change as a result of this transaction. The transfers as contemplated under the agreement were consummated on May 5, 2016. Following the transfer of shares, HAAF owned 1,758,212 shares of HNRG common Stock.

On December 31, 2015, the Robert Hardie QTIP Trust was liquidated and the David Hardie Separate Property Trust received 139,089 shares of HNRG common stock as a result of such liquidation. David Hardie was a 25% beneficiary under the Robert Hardie QTIP Trust and the 139,089 shares represented David Hardie’s beneficial interest under the trust. The pecuniary interest of David Hardie did not change as a result of this transaction.

Item 5. Interest in Securities of the Issuer.

(a)	(i)	HAAF beneficially owns 1,758,212 Shares, or 6.01% of the Shares.
(ii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF’s investments is 1,758,212 Shares, or 6.01% of the Shares.
(iii)	The amount of Shares considered to be beneficially owned by Hallador Management by reason of its voting and dispositive powers with respect to HAAF’s investments is 1,758,212 Shares, or 6.01% of the Shares.
(iv)	Mr. David Hardie beneficially owns 139,089 Shares through the David Hardie Separate Property Trust, and, as Managing Member of HAAF, may be deemed to beneficially own an additional 1,758,212 Shares, for a total of 6.49% of the Shares.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	1,758,212	1,758,212	0
Hallador Investment Advisors, Inc.	0	0	1,758,212
Hallador Management LLC	0	0	1,758,212
David C. Hardie	139,089	139,089	1,758,212

(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement (Previously Filed)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2016	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: May 19, 2016	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
By: David C. Hardie
Its: President

Dated: May 19, 2016	Hallador Management LLC

/s/ David C. Hardie
By: David C. Hardie
Its: Managing Member

Dated: May 19, 2016	David C. Hardie

/s/ David C. Hardie
By: David C. Hardie

Page 9 of 9